SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 2005
                           ---------------------------------------------------

                                       OR

[  ] TRANSITION  REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
     ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                        Commission File Number 000-31957

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  First Federal of Northern Michigan Employees'
                    Savings & Profit Sharing Plan and Trust

     B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                First Federal of Northern Michigan Bancorp, Inc.
                              100 S. Second Avenue
                             Alpena, Michigan 49707




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This is a summary of the annual report for

FIRST FEDERAL OF NORTHERN MICHIGAN EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN EIN 38 3206228 for January 1, 2005, through December 31, 2005. The annual report has been filed with the Employee Benefits Security Administration, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

BASIC FINANCIAL STATEMENT

Benefits under the plan are provided by a combination of funding arrangements. Plan expenses were $82,359. These expenses included $0 in administrative expenses and $81,404 in benefits paid to participants and beneficiaries, and $955 in other expenses. A total of 129 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $1,524,689 as of December 31, 2005, compared to $0 as of January 1, 2005. During the plan year, the plan experienced an increase in its net assets of $1,524,689. This increase includes unrealized appreciation or depreciation in the value of the plan assets; that is, the difference between the value of plan's assets at the end of the year and the value of the assets at the beginning of the year or cost of assets acquired during the year. The plan had total income of $197,333, including employer contributions of $78,418, employee contributions of $72,865, gains of $0, from the sale of assets, and earnings from investments of $22,961.

YOUR RIGHTS TO ADDITIONAL INFORMATION

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

-    Financial information

-    Insurance   information  including  sales  commissions  paid  by  insurance carriers

- Information regarding any common or collective trusts, pooled separate accounts; master trusts or 103-12 investment entities in which the plan participates

To obtain a copy of the full annual report, or any part thereof, write or call FIRST FEDERAL OF NORTHERN MICHIGAN
100 S. SECOND AVENUE
ALPENA, MI 49707-2814 (989) 356-9041.
The charge to cover copying costs will be $1.00 for the full annual report, or $.10 per page for any part thereof.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report. The charge to cover copying costs given above does not include a charge for the copying of these portions of the report because these portions are furnished without charge.

You also have the legally protected right to examine the annual report at the main office of the plan

         100 S. SECOND AVENUE
         ALPENA, MI 49707-2814

and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

This plan is not required to attach an accountant's report because it satisfies all of the conditions to qualify for a waiver of the audit requirement.


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                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   FIRST FEDERAL OF NORTHERN MICHIGAN EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST



Date: June 22, 2006                By:    /s/ Martin A. Thomson
                                          -----------------------
                                   Name:  Martin A. Thomson
                                   Title: President and Chief Executive Officer,
                                          First Federal of Northern Michigan